UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 20, 2013

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On February 20, 2013, Dollar Tree, Inc. issued a press release regarding the Company hosting its conference call for investors and analysts to discuss financial results for the fourth quarter ended February 2, 2013 on Wednesday, February 27, 2013 at 9:00 a.m. (Eastern Time). A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

99.1   Press release dated February 20, 2013 issued by Dollar Tree, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: February 21, 2013   By: /s/ Kevin S. Wampler

                                                    Kevin S. Wampler
                                                    Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated February 20, 2013 issued by Dollar Tree, Inc.

Exhibit 99.1

Dollar Tree, Inc. to Host Fourth Quarter Earnings Conference Call

CHESAPEAKE, Va. - February 20, 2013 - Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores selling everything for $1 or less, will host its conference call for investors and analysts to discuss financial results for the fourth quarter ended February 2, 2013.

WHEN:
Wednesday, February 27, 2013
9:00 a.m. Eastern Time

PARTICIPATE:
At least 5 minutes prior to the conference call, please dial
888-637-7738 for USA and Canadian calls or
913-312-0708 for international calls.

WEBCAST:
Available on the investor relations section of the Company's website at
www.dollartreeinfo.com/investors/news/events.

REPLAY:
A recorded version of the call will be available until midnight Wednesday, March 6, and may be accessed by dialing
888-203-1112. Please enter Passcode # 4662870.

CONTACT:
Dollar Tree, Inc., Chesapeake
Timothy J. Reid, 757-321-5284
www.DollarTree.com